UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                 [X] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2002
__________________________________________________

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   Telecom Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable

   827 S. Broadway
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Address of Principal Executive Office (Street and Number)

   Los Angeles, CA 90014
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |(a)The  reasons  described in reasonable detail in Part III of this
     |   form could not be eliminated without unreasonable effort or expense;
     |(b)The subject annual report, semi-annual report, transition report on
     |   Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
     |   filed  on  or  before  the  fifteenth  calendar  day  following  the
[X]  |   prescribed due date; or the subject quarterly report of transition
     |   report  on  Form  10-Q, or portion thereof will be filed on or before
     |   the  fifth  calendar  day  following  the  prescribed  due  date; and
     |(c)The  accountant's  statement  or  other exhibit required by Rule
     |   12b-25(c)  has  been  attached  if  applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Telecom Communications, Inc. ("The Company") is still in the process of collecting data relating to the quarter-end unaudited financial statements in order to prepare Form 10-QSB. The Company has been unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its quarterly report on Form 10-QSB for the period ended March 31, 2002.

The Company does not expect significant changes in its results from operations and earnings from the corresponding period ended March 31, 2001.

                           (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Tak Hiromoto            (213)                 489-3486
            ------------           --------               --------
               (Name)             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     [X]  Yes  [  ]  No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               Telecom Communications, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 14, 2002                         By  /s/ Tak Hiromoto
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                                            Tak Hiromoto
                                            President and Director














INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                           |
|     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).             |
+------------------------------------------------------------------------------+

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S) 232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S) 232.13(b) of this chapter).